EXHIBIT 21



SUBSIDIARIES OF IBP, inc.
December 27, 1997

The Bruss Company
Foodbrands America, Inc. (1)
IBP Caribbean Inc.
IBP Finance Company of Canada
IBP Foodservice, LLC (2)
IBP Foreign Sales Corporation
IBP Hog Markets, Inc.(3)
IBP International, Inc.
IBP International, Inc. Asia(4)
IBP International, Inc. Europe(4)
IBP of Wisconsin, inc.
IBP Service Center Corp.
Lakeside Farm Industries Ltd.
Lakeside Feeders Ltd.(5)
PBX, inc.
Prepared Foods, Inc.
Rural Energy Systems, Inc.
Supreme Processed Foods, Inc.
Texas Transfer, Inc.



(1)	Stock is 100% owned by IBP Foodservice, LLC
(2)	Membership consists of IBP, inc.; IBP Caribbean, Inc.; and
Prepared Foods, Inc.
(3)	Also doing business as Heinold Hog Market
(4) 	Stock is 100% owned by IBP International, Inc.
(5)	Stock is 100% owned by Lakeside Farm Industries Ltd.